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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25
                                               Commission File Number: 000-13742

                          NOTIFICATION OF LATE FILING

[_] Form 10-K    [_] Form 11-K    [X] Form 20-F   [_] Form 10-Q   [_] Form N-SAR

For Period Ended:  November 30, 2001

     [_] Transition Report on Form 10-K
     [_] Transition Report on Form 11-K
     [_] Transition Report on Form 10-Q
     [_] Transition Report on Form N-SAR
     [_] Transition Report on Form 20-F

     For the Transition Period Ended: ____________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________

                                    Part I
                            Registrant Information

                                   Oce N.V.
                           (Full name of registrant)

                            Urbanusweg 43, 5914 CA
                            VENLO, The Netherlands
          (Address of principal executive office (street and number))
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                                    Part II
                            Rules 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

    [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    [x] (b) The subject annual report on Form 20-F will be filed on or before the 15th calendar day following the prescribed due date; and

    [_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                   Part III
                                   Narrative

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

     The company had to complete its assessment of its lease accounting policies under US GAAP in light of recent developments in its industry. As a result of this assessment the company believes that it is in compliance with the most recent developments in interpretation of US GAAP rules.

                                    Part IV
                               Other Information

     (1) Name and telephone number of person to contact in regard to this notification:

          Daniel I. Booker
          Reed Smith LLP
          435 Sixth Avenue
          Pittsburgh, PA 15219
          412-288-3132

          H.J. Huiberts
          Secretary of the Company
          Oce N.V.
          P.O. Box 101
          5900 MA VENLO
          The Netherlands
          011-31-77-359-2275

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such
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report(s) been filed?

                            [X]  Yes        [_]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                            [_]  Yes        [X]  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Signature

     Oce N.V. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Dated: June 3, 2002



By:  /s/ J. van den Belt
     -------------------
     J. van den Belt
     Member of the Board of Executive Directors/
     Chief Financial Officer